GIA Investments Corp
4790 Caughlin Pkwy, Ste 387
Reno, NV 89519
775-851-7397 or 775-201-8331 fax

April 27, 2011

United States
Security & Exchange Commission
Division of Corporate Finance
Attn: Anne Nguyen Parker
100 F Street, N.E.
Washington, DC 20549

Re: GIA Investments Corp
Registration statement on Form S-1A4
File No: 333-169955

Dear Ladies and Gentlemen:

The undersigned, GIA Investments Corp, a Nevada corporation (the “Registrant”), has filed a Registration Statement on Form S-1/A 4 on April 11, 2011 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended.

The Registrant hereby acknowledges that:

·	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·
the action of the Commission or the staff, acting  pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully requests that the effective date of the Registration Statement be accelerated to 4:00 PM April 29, 2011 or as soon thereafter as is possible.

GIA Investments Corp

/s/ Heer Hsiao Heer Hsiao Chief Executive Officer